October 24, 2005

VIA FACSIMILE and EDGAR

Mr. Gary R. Todd,

    Reviewing Accountant,

        Mail Stop 6010,

            Division of Corporation Finance,

                Securities and Exchange Commission,

                    450 Fifth Street,

                        Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Form 20-F for the fiscal year ended December 31, 2004
Forms 6-K for fiscal 2005.
File No. 0-3116

Dear Mr. Todd:

This letter is in response to the Staff’s comment letter, dated October 14, 2005 (the “Comment Letter”), which is responding to our letter, dated September 15, 2005. Our letter of September 15, 2005 was in response to the Staff’s comment letter, dated August 18, 2005, relating to the above referenced matters. The only comment in the Comment Letter relates to our Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on August 18, 2005 (“August Form 6-K”).

For your convenience, we have included your comment in this response letter in italicized form with our response below:

Form 6-K For the Month of August 2005

1.	We see that the earnings release for the second quarter of 2005 presents a non- GAAP measure of earnings per share excluding certain expenses. If you present

Mr. Gary R. Todd	- 2 -

such non-GAAP measures in future press releases, please also present all of the relevant disclosures specified by Item 10(e) to Regulation S-K and Question 8 to the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

We wish to advise the Staff that, as a foreign private issuer, we are not required to file our earnings releases with the Commission on Form 8-K. We do however, generally, furnish our earnings press releases to the Commission under cover of Form 6-K. In this regard, we are aware that the content of our press release and any documents furnished to the Commission on Form 6-K are subject to the requirements of Regulation G.

In accordance with Regulation G, the presentation in the August Form 6-K of “Basic EPS excluding impairment loss of fixed assets, impairment loss on goodwill and interest in bonuses paid by subsidiaries”, a non-GAAP measure, was accompanied by (i) a presentation of the basic earnings per share (“Basic EPS”), the most directly comparable financial measure under generally accepted accounting principles in the Republic of China, and (ii) a table providing a quantitative reconciliation to Basic EPS which clearly sets forth each item excluded from Basic EPS. We do not believe that the disclosures specified by Item 10(e) to Regulation S-K and Question 8 to the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” were required because those disclosures are only required in connection with the disclosure of non-GAAP financial measures “included in a filing with the Commission” and the August Form 6-K has not been incorporated by reference in any of our filings with the Commission (c.f. Questions 28 and 31 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures).

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Mr. Gary R. Todd	- 3 -

If you have any questions or comments concerning the enclosed, please do not hesitate to contact the undersigned in Taiwan at (886) 3-571-6088 (ext. 8302), by fax at (886) 3-571-6073 or by e-mail at s.k._chen@chipmos.com.tw. In my absence, please contact Ms. Silvia Yu-Chiao Su at (886) 3-571-6088 (ext. 8320).

Very truly yours,

/s/ Shou-Kang Chen
Shou-Kang Chen
Chief Financial Officer

cc:	Brian R. Cascio

Jeanne Bennett

(The Securities and Exchange Commission)

Shih-Jye Cheng

Silvia Yu-Chiao Su

(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Michael G. DeSombre

Ling Yang

Sami Farhad

(Sullivan & Cromwell LLP)